

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2019

Denise Lindsay
Executive Vice President/Chief Financial Officer
Meridian Corporation
9 Old Lincoln Highway
Malvern, PA 19335

> **Re: Meridian Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **Form 10-Q for the Period Ended June 30, 2019**
> **Filed August 14, 2019**
> **File No. 000-55983**

Dear Ms. Lindsay:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 37

1. We note that you added certain Non-GAAP financial measures excluding Mortgage in the June 30, 2019 10-Q for the first time. Please tell us the following concerning these Non-GAAP financial measures:
    - How you meet the criteria in Item 10(e)(i)(B) of Regulation S-K regarding a reconciliation from the most directly comparable GAAP financial measures to the Non-GAAP financial measures; and
    - Why you consider these Non-GAAP financial measures useful to investors under Item 10(e)(i)(C) of Regulation S-K, especially given that Mortgage is disclosed as a stand alone segment in your segment disclosures in Note 11 starting on page 28 of the

June 30, 2019 10-Q.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance